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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70815

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bosonic Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

835 5th Avenue
(No. and Street)

San Rafeal	CA	94901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian M Moran	704-840-5943	brian.moran@bosonic.digital
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EC Barrett, LLC
(Name – if individual, state last, first, and middle name)

750 Hammond Drive Bldg 17	Atlanta	GA	30328
(Address)	(City)	(State)	(Zip Code)

07/19/2004	1230
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian M Moran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bosonic Securities,LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mecklenburg County, North Carolina
I certify that the following person(s) personally appeared before me this day, each acknowledging to me that he or she signed the foregoing document:

Name(s): BRIAN MICHAEL MORAN

Date: 04-15-2024

RAJ PATEL, Notary Public
My commission expires: 06-12-2028

RAJ PATEL
NOTARY PUBLIC
Mecklenburg County, NC
My Comm. Expires:06-12-2028

Signature: ____________

Title:
CCO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☒ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EC Barrett, LLC
Certified Public Accountants & Business Advisors

BOSONIC SECURITIES, LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES
PURSUANT TO RULE 17A-5 UNDER
THE SECURITIES EXCHANGE ACT
OF 1934
(with the report of independent
registered public accounting firm)

YEAR ENDED DECEMBER 31, 2023

BOSONIC SECURITIES, LLC
FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2023
TABLE OF CONTENTS

EC Barrett, LLC
Certified Public Accountants & Business Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Bosonic Securities, LLC
San Rafeal, California

Opinion

We have audited the accompanying statutory financial statements of Bosonic Securities, LLC (a wholly owned subsidiary of Bosonic, Inc.) (the "Company"), which comprise the statement of financial condition as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with *17 C.F.R. § 240.17a-5*. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EC Barrett, LLC

We have served as the Company's auditor since 2023.

Atlanta, Georgia
April 15, 2024

BOSONIC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

		2023
ASSETS		
Cash and cash equivalents	$	446,770
Prepaid expenses and other assets		-
Total assets	$	446,770
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$	-
Total liabilities		-
MEMBER'S EQUITY	$	446,770
Total liabilities and member's equity	$	446,770

The accompanying notes are an integral part of this financial statement.

BOSONIC SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023

	2023
REVENUES:	
Trading fees	$ 324,331
EXPENSES:	
Platform development fees	276,577
Consulting fees	146,075
Technology and communications	3,525
Office expenses	7,250
Regulatory	500
Occupancy (related party)	2,250
Data processing	625
Other operating expenses	1,350
Total expenses	438,152
NET LOSS	$ (113,821)

The accompanying notes are an integral part of this financial statement.

BOSONIC SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2023

	Member's Contributions	Accumulated Deficit	Total
BALANCE, January 1, 2023	$ 500,000	$ (9)	$ 499,991
Member's contributions	160,600		160,600
Member's distributions		(100,000)	(100,000)
Net loss		(113,821)	(113,821)
BALANCE, December 31, 2023	$ 660,600	$ (213,830)	$ 446,770

The accompanying notes are an integral part of this financial statement.

BOSONIC SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

	2023
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (113,821)
Net cash used in operating activities	(113,821)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Member's contributions	160,600
Member's distributions	(100,000)
Net cash provided by financing activities	60,600
DECREASE IN CASH AND CASH EQUIVALENTS	(53,221)
CASH AND CASH EQUIVALENTS	
Beginning of year	499,991
End of year	$ 446,770

The accompanying notes are an integral part of this financial statement.

Note A – Summary of Significant Accounting Policies:

Nature of Business

Bosonic Securities, LLC (the "Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company is a Delaware limited liability company ("LLC") and a wholly owned subsidiary of Bosonic, Inc. (the "Parent" and sole member). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

Pursuant to Footnote 74 of SEC Release No. 34-70073, the Company does not carry accounts of or for customers, does not receive customer funds or securities, or self-clear customer transactions through a separate account and does not receive or hold funds or securities for customers, either directly or indirectly or otherwise owe such funds and securities to customers. Accordingly, the Company relies on Footnote 74.

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents

For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances more than Federal Deposit Insurance Corporation ("FDIC") and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As of December 31, 2023, the Company had $196,770 over the FDIC limit of $250,000.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company carries accounts receivable on a gross basis, with no discounting for bad debts. It is management's policy to review the trade accounts annually for collectability. There is no collateral held by the Company for accounts receivable. Interest is not accrued on accounts receivable.

Income Taxes

The Company, with the consent of its member, has elected under the Internal Revenue Code to be a Limited Liability Company for both federal and state income tax purposes. In lieu of corporation income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes have been included in the financial statements.

The Company has adopted the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740-10, Accounting for Uncertainly in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position included in an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note A – Summary of Significant Accounting Policies (continued):

Revenue Recognition

The Company adopted Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, (codified in ASC 606).

ASC 606 provides businesses with a universal approach to recognize income. The ASC 606 standards affect pricing and customer contracts for both private and public businesses and describe how to recognize the revenue from those contracts. The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Significant Judgments

Revenue from contracts with customers includes placement fees, retainer income, and consulting income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from Contracts with Customers

The Company provides placement services related to capital raising activities. Revenue for placement services is generally recognized at the point in time that performance under the agreement is completed (the closing date of transaction) or the contract is cancelled. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers received from customers are nonrefundable and recognized upon execution of the contract. Consulting income received from customers are recognized at a point in time when the services are completed.

Fair Value of Financial Instruments

All the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note B – Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $446,770 which was $196,770 more than its required net capital of $250,000 and the ratio of aggregate indebtedness to net capital was 0 to 1.0.

The Company does not carry the accounts of its customers and accordingly is exempt from Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

Note C – Related Party Transactions:

During 2023 the Company had an expense sharing agreement ("ESA") in place with its Parent as it relates to rent, technology, communication, and personnel services provided by the Parent. The Company's expenses, pursuant to the terms of the ESA for the year ended December 31, 2023, was $438,152.

Note D – Business Concentrations:

For the year ended December 31, 2023, the Company had three customers that accounted for approximately 88% of revenues.

Note E – Commitments and Contingencies:

Contingent liabilities arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that liabilities can be assessed and the amount of the assessment and/or remediation can be reasonably estimated.

Note F – Subsequent Events:

Subsequent events have been evaluated through April 15, 2024, which is the date the financial statements were available to be issued.

BOSONIC SECURITIES, LLC

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2023

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

BOSONIC SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
DECEMBER 31, 2023

	2023
Total ownership equity	$ 446,770
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	446,770
Less haircuts	-
Net capital	446,770
Minimum net capital required	250,000
Excess net capital	196,770
Aggregate indebtedness liabilities	-
Minimum net capital based on aggregate indebtedness	-
Ratio of aggregate indebtedness to net capital	$ -

There are no material differences between the preceding calculation and the Company's corresponding amended unaudited Part IIA of Form X-17 A-5 as of December 31, 2023.

BOSONIC SECURITIES, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2023
(PURSUANT TO RULE 17a-5)

The Company has claimed exemption from SEC Rule 15c3-3 under the provisions of SEC Rule 15c3-3(k)(2)(ii).

BOSONIC SECURITIES, LLC

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
DECEMBER 31, 2023

The Company operates pursuant to SEC Rule 15c3-3(k)(s), ("the Customer Protection Rule") clearing certain U.S. Dollar denominated transactions on a fully disclosed basis through its clearing firm, and to operate pursuant to SEC Rule 15c3-3(c)(4), ("Control of Securities"), clearing certain foreign denominated securities on a fully disclosed basis through a foreign custodian. The firm will not hold customer funds or safekeep customer securities.

The Company does not hold and has not held customer funds or securities throughout the year ended December 31, 2023 and therefore is not required to calculate reserve requirements under the provisions of Footnote 74 of SEC Release No. 34-70073 of the rule.

BOSONIC SECURITIES, LLC

STATEMENT OF EXEMPTION

Bosonic Securities, LLC (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a- 5(d)(I) and (4). To the best of its knowledge and belief the Company asserts the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240,15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities to the private placement of securities, retainer fees, and consulting services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by SEC Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Brian M Moran, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

Dated: 4/15/2024__, **2024**

Bosonic Securities, LLC

Brian M Moran

Chief Compliance Officer

BOSONIC SECURITIES, LLC

SCHEDULE OF THE DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT
DECEMBER 31, 2023

		2023
Determination of SIPC Net Operating Revenue:		
Total Revenues (FOCUS line 12/Part IIA line 9)	$	324,331
Additions		-
Deductions		-
SIPC Net Operating Revenues	$	324,331
Determination of General Assessment:		
SIPC Net Operating Revenues	$	324,331
General Assessment at 0.0015		486
Assessment Remittance:		
Less: Payment made with Form SIPC-6 on July 29, 2023	$	-
Assessment Balance Due		486
Reconciliation with the Company's Computation of SIPC Revenues for the year ended December 31, 2023:		
SIPC Net Operating Revenues as computed by the Company on Form SIPC-7	$	324,331
SIPC Net Operating Revenues as computed above		324,331
Difference	$	-
Remittance Owed	$	486